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                       Filed by Consolidated Edison, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Consolidated Edison, Inc. (DE)
                          Commission File No. 333-31390


The following message, beginning on March 8, 2000, will be recorded on The Con Edison/NU Merger Information Line at 1-800-558-5947:


#800 Update - week of March 6


On March 1st, the Securities and Exchange Commission declared the Con Edison/NU joint proxy statement effective. With this regulatory approval, we're moving closer to combining our strengths with Con Edison and becoming one of the largest electric distribution utilities in the United States with over 6.4 million electric and gas customers.

Our next step involves shareholder approval. Every proxy card must be voted for your shares to be represented. Not voting is counted as a no vote, so please be sure to vote every proxy you receive. You will receive one each for the shares you own in - the 401K, the employee stock purchase plan, directly through NU or through your private stockbroker. So vote each card you receive.

Currently, the Proxy statement, including the proxy card, is in the mail to all Con Edison and NU shareholders and all shareholders can expect to receive their copy this week. NU shareholders will be voting on two items - to allow NU to amend its declaration of trust to allow a merger with another company. This item must pass for the second to pass. The second voting item is the actual merger with Con Edison. Please be sure to return your proxy card prior to April 14th, the date of both Con Edison's and NU's Special Shareholder Meetings.

The full Proxy statement was posted on NU's Intranet at 5 p.m., Monday March
6.

For NU employees, your Leadership Team has received verbatim excerpts from the proxy statement - along with six Briefing Sheets - which highlight how closely our business interests, strategy and customer focus align with Con Edison's. Your leadership team and others are available to answer your questions.

NU Shareholder Services is now staffing an 800 number for you to ensure you receive all the information and answers you need. Their number is 1-800-794-1104.